SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K


04034530

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

/ x / ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED). For the fiscal years ended December 31, 2003 and 2002.

/ / TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED). For the transaction period from ______________ to ________________.


RECEIVED
JUN 29 2004
179

Commission file number: 1-11277

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Valley National Bank Employee Savings and Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Valley National Bank
Employee Savings and Investment Plan

Years ended December 31, 2003 and 2002



SEC MAIL PROCESSING
RECEIVED
JUN 29 2004
WASH, D.C.
179
SECTION

Valley National Bank Employee
Savings and Investment Plan

Financial Statements and Schedule

Years ended December 31, 2003 and 2002

Index

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Valley National Bank Employee Savings and Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Ernst & Young LLP

June 28, 2004

Valley National Bank Employee Savings and Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:		
Investments:		
Mutual funds at fair value	$ 35,612,868	$ 27,601,365
Valley Common Stock Fund at fair value	4,386,227	3,281,181
Employee Stock Ownership Fund		
Unallocated shares at fair value	1,673,778	2,164,397
Allocated shares at fair value	10,078,739	7,476,122
Guaranteed investment contract at contract value	694,808	666,811
Total investments	52,446,420	41,189,876
Participant loans	141,443	123,125
Employee Stock Ownership Fund - cash		
Unallocated	—	41,195
Allocated	—	77,157
Total cash	—	118,352
Total assets	52,587,863	41,431,353
Liabilities:		
Note payable to Valley National Bancorp	-	41,195
Note payable to Valley National Bank	357,022	535,533
Total liabilities	357,022	576,728
Net assets available for benefits	$ 52,230,841	$ 40,854,625

See accompanying notes.

Valley National Bank Employee Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

	Mutual funds	Valley Common Stock Fund	Employee Stock Ownership Fund		Guaranteed investment contract	Participant loans	Plan total
			Unallocated	Allocated			
Employer contributions, net of forfeitures	$ —	$ —	$ 520,571	$ —	$ —	$ —	$ 520,571
Employee contributions	3,590,469	590,020	—	—	—	—	4,180,489
Total contributions	3,590,469	590,020	520,571	—	—	—	4,701,060
Allocation of 52,503 shares, at fair market value	—	—	—	1,132,715	—	—	1,132,715
Investment income (loss):							
Dividends and interest	521,774	60,728	63,753	215,846	34,193		896,294
Net investment (loss) gain	4,871,779	584,700	277,270	1,500,234	—	—	7,233,983
Net investment (loss) income	5,393,553	645,428	341,023	1,716,080	34,193	—	8,130,277
Allocation of 52,503 shares, at fair market value	—	—	(1,132,715)	—	—	—	(1,132,715)
Transfer of assets from Glen Rauch Securities Inc. 401k	1,255,442	—	—	—	—	54,867	1,310,309
Transfer among funds	(30,642)	59,541	—	(28,899)	—	—	—
Loan repayments	17,969	6,287	—	—	—	(24,256)	—
Interest expense on ESOP loan	—	—	(37,919)	—	—	—	(37,919)
Distributions	(2,215,288)	(196,230)	(3,068)	(294,436)	(6,196)	(12,293)	(2,727,511)
Net (decrease) increase in net assets available for benefits	8,011,503	1,105,046	(312,108)	2,525,460	27,997	18,318	11,376,216
Net assets available for benefits at beginning of year	27,601,365	3,281,181	1,628,864	7,553,279	666,811	123,125	40,854,625
Net assets available for benefits at end of year	$ 35,612,868	$ 4,386,227	$ 1,316,756	$ 10,078,739	$ 694,808	$ 141,443	$ 52,230,841

See accompanying notes.

Valley National Bank Employee Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

	Mutual funds	Valley Common Stock Fund	Employee Stock Ownership Fund		Guaranteed investment contract	Participant loans	Plan total
			Unallocated	Allocated			
Employer contributions, net of forfeitures	$ —	$ —	$ 1,110,284	$ —	$ —	$ —	$ 1,110,284
Employee contributions	3,292,134	516,090	—	—	—	—	3,808,224
Total contributions	3,292,134	516,090	1,110,284	—	—	—	4,918,508
Allocation of 64,981 shares, at fair market value	—	—	—	1,709,688	—	—	1,709,688
Investment income (loss):							
Dividends and interest	518,644	—	86,253	228,416	38,313	10,009	881,635
Net investment (loss) gain	(5,121,980)	85,238	59,327	(43,580)	—	—	(5,020,995)
Net investment (loss) income	(4,603,336)	85,238	145,580	184,836	38,313	10,009	(4,139,360)
Allocation of 64,981 shares, at fair market value	—	—	(1,709,688)	—	—	—	(1,709,688)
Transfer among funds	(65,168)	145,665	—	(80,497)		—	—
Loan repayments	19,348	7,597	—	—	—	(26,945)	—
Interest expense on ESOP loan	—	—	(52,850)	—	—	—	(52,850)
Distributions	(1,747,500)	(87,702)	—	(584,458)	(51,839)	(6,027)	(2,477,526)
Net (decrease) increase in net assets available for benefits	(3,104,522)	666,888	(506,674)	1,229,569	(13,526)	(22,963)	(1,751,228)
Net assets available for benefits at beginning of year	30,705,887	2,614,293	2,135,538	6,323,710	680,337	146,088	42,605,853
Net assets available for benefits at end of year	$ 27,601,365	$ 3,281,181	$ 1,628,864	$ 7,553,279	$ 666,811	$ 123,125	$ 40,854,625

See accompanying notes.

Valley National Bank
Employee Savings and Investment Plan

Notes to Financial Statements

For the Year Ended December 31, 2003

(1) Summary of Significant Accounting Policies

(a) General

The accompanying financial statements of the Valley National Bank (the "Bank") Employee Savings and Investment Plan (the "Plan") are prepared in accordance with accounting principles generally accepted in the United States. Effective January 1, 2003, Masters Coverage Corporation and Valley National Title Services, Inc., formerly NIA\Lawyers Title Agency LLC, wholly owned subsidiaries of Valley National Bank, are permitted to participate in the Plan. Additionally, effective November 30, 2003, the Glen Rauch Securities, Inc. 401(k) Plan was merged into the Plan. Assets transferred from the aforementioned plan are included in the statement of changes in net assets available for benefits. Assets of the merged plan were transferred at fair value at the time of the transfer.

(b) Management of Trust Assets

Mutual funds of the Plan are managed by Fidelity Investments, Inc. ("Fidelity"). Reliance Trust Company was the custodian and investment manager of the Valley National Bank Common Stock Fund ("Valley Common Stock Fund") and the Valley National Bancorp ("Valley") common stock included in the Unallocated and Allocated Employee Stock Ownership Fund through June 1, 2003. Effective June 2, 2003, Fidelity assumed the administration function as the custodian and investment manager of the Valley Common Stock Fund and the Valley common stock held in the Unallocated and Allocated Employee Stock Ownership Fund. New England Financial is the custodian for the Guaranteed Investment Contract. Fidelity is the custodian as defined by the Plan and, therefore, these entities are parties in-interest.

Costs of management services rendered on behalf of the Plan were paid by the Bank and totaled $53,943 and $68,934 for the years ended December 31, 2003 and 2002, respectively.

(c) Investments

Mutual funds, the Employee Stock Ownership Fund and the Valley Common Stock Fund are stated at fair market value with related changes in unrealized appreciation and depreciation reflected in net investment (loss) gain on the statement of changes in net assets available for benefits. The fair market value of these investments are based on current market quotations. Guaranteed investment contracts are stated at contract value and were credited interest at a rate of 7.20% during the years ended December 31, 2003 and 2002.

(c) Investments (continued)

Investment transactions, with the exception of the Valley Common Stock Fund, are recorded on trade date. At December 31, 2003 and 2002 there was no effect on the financial statements related to recording transactions in the Valley Common Stock Fund on a settlement date basis. The Plan accrues interest and dividend income as earned. Realized gains or losses are calculated on a specific identification basis.

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

(d) Administrative Expenses

The Plan is not charged for administrative costs. These services are supplied by Valley National Bank without charge. In 2003 and 2002, the cost of these services which include accounting, tax, legal, audit and other administrative support are estimated to be approximately $45,800 and $32,800, respectively.

(e) Use of Estimates

A number of estimates and assumptions have been made relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(2) Plan Description

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

The Plan is primarily a participant-directed, defined contribution plan and covers all employees of Valley National Bank and its subsidiaries provided such employee has completed 1,000 hours of service over a continuous 12-month period, as defined, with the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(2) Plan Description (continued)

Participants may direct contributions made by or for them to be applied to all or any investment funds in ½% increments from 1% to 15% of compensation as defined, or such amount permissible under the Internal Revenue Code (the "Code"). The employer's contributions are credited to participant accounts in shares of Valley National Bancorp common stock. A participant is 100% vested at all times for his/her tax deferred contributions. The employer's contributions and earnings or losses on employer contributions made to a participant's account are vested 20% after two years of service, 50% after three years of service, 75% after four years of service, and 100% after five years of service.

The Bank has agreed to match the employees' contributions to the Plan in an amount equal to 100% of 2% of each participant's salary deferred contributions as established by the Bank. All contributions are paid to the investment manager by the Bank.

Each participant's account is credited with the participant's contribution and an allocation of the Bank's contribution and plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is equal to the vested balance in their account.

After a participant's separation from service with the Bank for any reason (retirement, termination, etc.), the vested portion of his/her account is available to be distributed as a lump sum or a direct rollover of whole shares and the balance in cash or a portion in the form of a direct rollover and the balance in cash as a cash lump-sum payment. If the Plan were terminated, however, all participants of the Plan would automatically become 100% vested in their fund balances.

Although the Bank has not expressed an intent to terminate the Plan, it may do so at any time by action of its Board of Directors. If the Plan were terminated, participants would receive the entire balance in their accounts.

(3) Forfeitures and Withdrawals

Forfeitures arising from the termination of participants who were not fully vested shall be used by the Bank to reduce its contributions. Total forfeitures for 2003 and 2002 were $151,320 and $75,059, respectively.

Withdrawals are recorded when paid. The total amount of claimed but unpaid withdrawals at December 31, 2003 and 2002 was $425,162 and $866,863, respectively.

(4) Federal Income Tax

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2004 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. The Plan has been amended and restated in its entirety since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

(5) Investments

The following is a summary of individual investments, at fair market value, that represent 5% or more of net assets available for benefits at December 31, 2003 and 2002:

(5) Investments (continued)

Description		2003	2002
Cash reserve fund	$	4,056,458	4,485,571
Advisor intermediate bond fund		5,135,810	4,783,160
Advisor balanced fund		5,901,953	4,826,656
U.S. equity index fund		5,995,512	4,030,833
Advisor equity growth fund		9,201,201	6,694,319
Valley stock fund		4,386,227	3,281,181
Employee stock ownership fund:			
Unallocated		1,673,778	2,164,397
Allocated		10,708,739	7,476,122
	$	47,059,678	37,742,239

(6) ESOP

On October 16, 1998, Valley acquired Wayne Bancorp, Inc., parent of Wayne Savings Bank F.S.B. On May 1, 1999, the Wayne Savings Bank Employee Stock Ownership Plan (the Wayne "ESOP") was merged into the Plan. In June 1996, the Wayne ESOP entered into a $1,785,110 borrowing agreement with Wayne Bancorp, Inc. Upon the merger, the underlying common shares held in the ESOP were exchanged for 1.1 shares of Valley common stock and the Plan assumed the borrowing as of May 1, 1999 with an outstanding balance of $1,190,073. The term borrowing agreement was transferred to the Bank. The agreement provides for the borrowing to be repaid over ten years. The scheduled amortization of the borrowing is $178,511 for each of the next two years. The borrowing bears a fixed rate of interest of 8.25%.

(6) ESOP (continued)

As the Bank makes each payment of principal, an appropriate percentage of common stock will be allocated to eligible employees' accounts in accordance with applicable regulations under the Code. Shares vest fully upon allocation. The borrowing is collateralized by the unallocated shares of the Bank's common stock. The Bank (the lender) has no rights against shares once they are allocated under the ESOP. Accordingly, the financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

- the accounts of employees with vested rights in allocated stock (allocated); and
- stock not yet allocated to employees (unallocated).

All share amounts have been restated to reflect the Bank's five percent stock dividend paid on May 17, 2004, and all prior stock dividends and splits.

Valley National Bank Employee Savings and Investment Plan

Schedule H, Line 4(i) – Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2003

Description	Number of shares or units	Cost	Employee Stock Fair market value
Fidelity mutual funds:			
Cash reserve fund	4,056,458.000	$ *	$ 4,056,458
Advisor intermediate bond fund	454,496.495	*	5,135,810
Advisor balanced fund	369,796.524	*	5,901,953
U.S. equity index fund	152,131.739	*	5,995,512
Advisor equity growth fund	197,747.715	*	9,201,201
Worldwide fund	90,953.335	*	1,488,906
Growth and income fund	14,655.010	*	522,158
Blue chip growth fund	12,050.709	*	477,570
Magellan fund	4,038.214	*	394,695
Managed income fund	324,241.550	*	324,242
Advisor equity income	24,561.741	*	641,553
Fidelity low price stock	9,774.855	*	341,924
Fidelity divers international	4,113.098	*	99,208
Fidelity dividend growth	9,049.428	*	247,049
Fidelity mid-cap stock	10,665.271	*	230,050
Fidelity freedom income	852.350	*	9,453
Fidelity freedom 2000	617.372	*	7,273
Fidelity freedom 2010	13,306.798	*	173,255
Fidelity freedom 2020	3,302.044	*	42,993
Fidelity freedom 2030	1,658.076	*	21,472
Fid inst sh-int govt	3,288.974	*	32,100
Fidelity freedom 2040	162.583	*	1,230
Pimco total return adm	6,259.870	*	67,043
American growth of america	8,170.162	*	199,760
Valley Common Stock Fund	406,885.644	*	4,386,227
Employee Stock Ownership Fund:			
Unallocated:			
Valley common stock	56,794.000	1,227,062	1,673,778
Allocated:			
Valley common stock	345,162.280	6,152,873	10,078,739
Participant loans (rates range from 6.25% to 10.50%)	141,442.890	*	141,443
Guaranteed investment contract	694,808.080	*	694,808
			$ 52,587,863

* Not required for participant-directed investments.

See accompanying notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized,

VALLEY NATIONAL BANK EMPLOYEE
SAVINGS AND INVESTMENT PLAN

By 

Alan D. Eskow
Executive Vice President
& Chief Financial Officer
on behalf of the Plan Administrators

Date: June 28, 2004

EXHIBIT INDEX

23.1 Consent of Ernst & Young LLP

EXHIBIT 23.1

CONSENT OF ERNST & YOUNG LLP

Consent of Ernst & Young LLP
Independent Registered Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-52809, No. 33-56933, No. 333-25419, No. 333-65993, No. 333-75889, No. 333-77673 and No. 333-80507, No. 333-53888, No. 333-36667) pertaining to the Valley National Bank Employee Savings and Investment Plan of our report dated June 28, 2004, with respect to the financial statements and schedules of Valley National Banks Employee Savings and Investment Plan included in this Annual Report (Form 11-K) for the two years ended December 31, 2003.



Ernst & Young LLP

New York, New York
June 28, 2004